Exhibit 4.6

Nuvei Corporation

Condensed Interim Consolidated Financial Statements

(Unaudited)

For the three months ended March 31, 2021 and 2020

(in thousands of US dollars)

Nuvei Corporation

Consolidated Statements of Financial Position

(Unaudited)

(in thousands of US dollars)

	Notes	March 31, 2021 $	December 31, 2020 $
Assets
Current assets
Cash		144,464	180,722
Trade and other receivables	5	42,546	32,055
Inventory		110	80
Prepaid expenses		5,214	4,727
Income taxes receivable		6,401	6,690
Current portion of advances to third parties	6	8,302	8,520
Current portion of contract assets		1,858	1,587

Total current assets before segregated funds		208,895	234,381
Segregated funds		540,018	443,394

Total current assets		748,913	677,775
Non-current assets
Advances to third parties	6	36,690	38,478
Property and equipment		15,721	16,537
Intangible assets	4	561,115	524,232
Goodwill	4	995,935	969,820
Deferred tax assets		5,457	3,785
Contract assets		923	1,300
Processor deposits		14,804	13,898
Other non-current assets		1,902	1,944

Total Assets		2,381,460	2,247,769

Nuvei Corporation

Consolidated Statements of Financial Position

(Unaudited)

(in thousands of US dollars)

	Notes	March 31, 2021 $	December 31, 2020 $
Liabilities
Current liabilities
Trade and other payables	7	69,964	64,779
Income taxes payable		13,564	7,558
Current portion of loans and borrowings		2,274	2,527
Other current liabilities		8,098	7,132

Total current liabilities before due to merchants		93,900	81,996
Due to merchants		540,018	443,394

Total current liabilities		633,918	525,390
Non-current liabilities
Loans and borrowings		212,602	212,726
Deferred tax liabilities		47,296	50,105
Other non-current liabilities		11,731	1,659

Total Liabilities		905,547	789,880

Equity
Equity attributable to shareholders
Share capital	8	1,628,244	1,625,785
Contributed surplus		14,790	11,966
Deficit		(184,228)	(211,042)
Accumulated other comprehensive income		7,621	22,470

		1,466,427	1,449,179
Non-controlling interest		9,486	8,710

Total Equity		1,475,913	1,457,889

Total Liabilities and Equity		2,381,460	2,247,769

Contingencies	16

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Nuvei Corporation

Consolidated Statements of Profit or Loss and Comprehensive Income or Loss

(Unaudited)

For the three months ended March 31

(in thousands of US dollars, except for share and per share amounts)

	Notes	2021 $	2020 $
Revenue	9	149,895	83,239
Cost of revenue	9	28,979	15,168

Gross profit		120,916	68,071
Selling, general and administrative expenses	9	86,056	54,866

Operating profit		34,860	13,205

Finance income	10	(859)	(1,346)
Finance costs	10	3,315	31,259

Net finance costs		2,456	29,913

Loss (gain) on foreign currency exchange		(445)	45,719

Income (loss) before income tax		32,849	(62,427)
Income tax expense (recovery)		5,059	(84)

Net income (loss)		27,790	(62,343)
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss
Foreign operations – foreign currency translation differences		(14,849)	39,667

Comprehensive income (loss)		12,941	(22,676)

Net income (loss) attributable to:
Common shareholders of the Company		26,814	(62,593)
Non-controlling interest		976	250

		27,790	(62,343)

Comprehensive income (loss) attributable to
Common shareholders of the Company		11,965	(22,926)
Non-controlling interest		976	250

		12,941	(22,676)

Net income (loss) per share	11
Net income (loss) per share attributable to common shareholders of the Company
Basic		0.19	(0.74)
Diluted		0.19	(0.74)
Weighted average number of common shares outstanding
Basic		138,201,970	84,604,769
Diluted		142,741,312	84,604,769

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Nuvei Corporation

Consolidated Statements of Cash Flows

(Unaudited)

For the three months ended March 31

(in thousands of US dollars)

	Notes	2021 $	2020 $
Cash flows from (used in) operating activities
Net income (loss)		27,790	(62,343)
Adjustments for:
Depreciation of property and equipment		1,350	1,841
Amortization of intangible assets		19,648	15,472
Amortization of contract assets		487	525
Share-based payments		4,105	333
Net finance costs	10	2,456	29,913
Loss (gain) on foreign currency exchange		(445)	45,719
Income tax expense (recovery)		5,059	(84)
Changes in non-cash working capital items	15	(3,198)	(15,631)
Interest paid		(2,836)	(16,299)
Income taxes paid		(1,013)	(12)

		53,403	(566)

Cash flows used in investing activities
Business acquisitions, net of cash acquired	4	(88,930)	—
Decrease in other non-current assets		522	181
Net decrease (increase) in advances to third parties	6	2,865	(1,734)
Acquisition of property and equipment		(593)	(978)
Acquisition of intangible assets		(4,145)	(3,034)

		(90,281)	(5,565)

Cash flows from financing activities
Transaction costs related to loans and borrowings		—	(20)
Proceeds from exercise of stock options	8	1,178	—
Proceeds from loans and borrowings		—	56,999
Repayment of loans and borrowings		—	(34,185)
Payment of lease liabilities		(642)	(631)
Dividend paid by subsidiary to non-controlling interest		(200)	(200)

		336	21,963

Effect of movements in exchange rates on cash		284	(401)

Net increase (decrease) in cash		(36,258)	15,431
Cash – Beginning of period		180,722	60,072

Cash – End of period		144,464	75,503

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Nuvei Corporation

Consolidated Statements of Changes in Equity

(Unaudited)

For the three months ended March 31

(in thousands of US dollars)

		Attributable to shareholders of the Company
	Note	Share capital $	Contributed surplus $	Deficit $	Accumulated other compre- hensive income (loss) $	Non-control- ling interest $	Total equity $
Balance as at January 1, 2020		450,523	1,603	(104,812)	(10,385)	7,090	344,019
Contributions and distributions
Equity-settled share-based payments		—	333	—	—	—	333
Dividend paid by subsidiary to non-controlling interest		—	—	—	—	(200)	(200)
Net income (loss) and comprehensive income (loss)		—	—	(62,593)	39,667	250	(22,676)

Balance as at March 31, 2020		450,523	1,936	(167,405)	29,282	7,140	321,476

Balance as at January 1, 2021		1,625,785	11,966	(211,042)	22,470	8,710	1,457,889
Contributions and distributions
Exercise of stock options	8, 14	2,459	(1,281)	—	—	—	1,178
Equity-settled share-based payments		—	4,105	—	—	—	4,105
Dividend paid by subsidiary to non-controlling interest		—	—	—	—	(200)	(200)
Net income (loss) and comprehensive income (loss)		—	—	26,814	(14,849)	976	12,941

Balance as at March 31, 2021		1,628,244	14,790	(184,228)	7,621	9,486	1,475,913

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Nuvei Corporation

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2021 and 2020

(in thousands of US dollars, except for per share amounts)

1	Reporting entity

Nuvei Corporation (“Nuvei” or the “Company”) is a global provider of payment technology solutions to merchants and partners in North America, Europe, Asia Pacific and Latin America and is domiciled in Canada with its registered office located at 1100 René-Lévesque Blvd., 9th floor, Montreal, Quebec, Canada. Nuvei is the ultimate parent of the group and was incorporated on September 1, 2017 under the Canada Business Corporations Act (“CBCA”)

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbols “NVEI” and “NVEI.U”.

2	Basis of preparation and consolidation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Certain information and disclosures have been omitted or condensed. The accounting policies and methods of computation described in the annual audited consolidated financial statements were applied consistently in the preparation of these condensed interim consolidated financial statements. Accordingly, these condensed interim consolidated financial statements should be read together with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2020.

Certain comparative figures related to foreign currency exchange gains or losses have been reclassified to conform with the presentation for the current year. Accordingly, for the three months ended March 31, 2020, a foreign currency exchange loss of $46,510 included in net finance costs and a foreign exchange gain of $791 included in Selling, general and administrative expenses (“SG&A”) were reclassified to loss (gain) on foreign currency exchange in the consolidated statement of profit or loss. These reclassifications had no impact on net income or net income per share. The Company believes this will provide more relevant information on foreign currency exchange and improve comparability of SG&A expenses and net finance costs in the consolidated statement of profit or loss.

These condensed interim consolidated financial statements were authorized for issue by the Company’s Board of Directors on May 7, 2021.

Operating segments

The Company has one reportable segment for the provision of payment technology solutions to merchants and partners in North America, Europe, Asia Pacific and Latin America.

Seasonality of interim operations

The operations of the Company can be seasonal, and the results of operations for any interim period are not necessarily indicative of operations for the full year or any future period.

Nuvei Corporation

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2021 and 2020

(in thousands of US dollars, except for per share amounts)

Estimates, judgments and assumptions

The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The significant estimates, judgments and assumptions made by management are the same as those applied and described in the Company’s audited annual consolidated financial statements for the year ended December 31, 2020. Actual results may differ from these estimates, judgments and assumptions.

COVID-19 impact on judgments, assumptions and estimation uncertainties

The COVID-19 pandemic has disrupted the economy and put unprecedented strains on governments, health care systems, businesses and individuals around the world. The impact and duration of the COVID-19 pandemic are difficult to assess or predict.

The spread of COVID-19 has caused us to modify our business practices to help minimize the risk of the virus to our employees, our partners, our merchants and their customers, and the communities in which we do business. The negative impact of the COVID-19 pandemic on our business and the condensed interim consolidated financial statements for the three months ended March 31, 2021 has been limited. The extent and continued impact of the COVID-19 pandemic on our business will depend on certain developments, including: the duration and spread of the outbreak; government responses to the pandemic; the impact on our customers and our sales cycles; the impact on customer, industry or employee events; and the effect on our partners, merchants and their customers, third-party service providers, customers and supply chains, all of which are uncertain and cannot be predicted. Accordingly, there is a higher level of uncertainty with respect to management’s judgments, assumptions and estimates.

3	Significant accounting policies and other changes in the current reporting period

New accounting standards and interpretations issued but not yet adopted

The IASB has issued new standards and amendments to existing standards which are applicable to the Company in future periods beginning on January 1, 2022 or later. There were no significant updates to the standards and interpretations issued but not yet adopted described in the annual audited consolidated financial statements.

Nuvei Corporation

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2021 and 2020

(in thousands of US dollars, except for per share amounts)

4	Business acquisition

Base Commerce LLC

On January 1, 2021, the Company acquired substantially all of the assets of Base Commerce LLC (“Base”), a technology-driven payment processing company specializing in bank card and automated clearing house payment processing solutions. The purchase price for this acquisition totalled $96,678 including a cash amount of $6,186 placed in escrow in connection with adjustments to the purchase price or indemnification per the purchase agreement. The remaining amount consists of a contingent consideration of $7,004 whose payment is contingent upon meeting certain performance metrics. The following table summarizes the preliminary amounts of assets acquired and liabilities assumed at the acquisition date:

Fair value $
Assets acquired
Cash	744
Segregated funds	122,139
Trade and other receivables	8,481
Property and equipment	160
Prepaid expenses	42
Processor deposits	1,385
Intangible assets
Trademarks	2,221
Technologies	8,645
Partner and merchant relationships	45,165
Goodwill (deductible for tax purposes)	35,199

224,181
Liabilities assumed
Trade and other payables	(5,364)
Due to merchants	(122,139)

96,678

Total consideration
Cash paid	89,674
Contingent consideration	7,004

96,678

To finance the cash consideration noted above, on December 31, 2020, the Company also increased its credit facility by amending its credit agreement to add a term loan of $100,000.

Goodwill arising from this acquisition mainly consists of assembled workforce and expected synergies, which were not recorded separately since they did not meet the recognition criteria for identifiable intangible assets.

Nuvei Corporation

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2021 and 2020

(in thousands of US dollars, except for per share amounts)

Base contributed revenues of $14,693 to the Company for the period from the acquisition date to March 31, 2021. Acquisition costs of $243 have been expensed and recorded under selling, general and administrative expenses in the consolidated statement of profit or loss and comprehensive income or loss for the period ended March 31, 2021.

5	Trade and other receivables

	March 31, 2021 $	December 31, 2020 $
Trade receivables	38,854	26,657
Investment tax credits	679	805
Other receivables	3,013	4,593

Total	42,546	32,055

6	Advances to third parties

Advances to third parties comprise the following:

	March 31, 2021 $	December 31, 2020 $
Advances to a third party independent sales organization	44,759	46,680
Other	233	318

	44,992	46,998
Current portion	(8,302)	(8,520)

Long-term portion	36,690	38,478

The movement in the advances to a third party independent sales organization is as follows:

Three months ended March 31, 2021 $
Balance, beginning of period	46,680
Interest on advances to third parties	859
Merchant residuals received	(2,780)

Balance, end period	44,759

Nuvei Corporation

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2021 and 2020

(in thousands of US dollars, except for per share amounts)

7	Trade and other payables

Trade and other payables comprise the following:

	March 31, 2021 $	December 31, 2020 $
Trade payables	25,051	20,307
Accrued bonuses and other compensation-related liabilities	12,954	13,541
Sales tax	5,651	6,073
Interest payable	1,290	1,212
Due to processors	4,359	3,644
Due to merchants not related to segregated funds	15,175	14,823
Other accrued liabilities	5,484	5,179

	69,964	64,779

8	Share capital

The Company issued 304,799 Subordinate Voting Shares for a cash consideration of $1,178 during the three months ended March 31, 2021 following the exercise of stock options.

There were 9,519,388 Multiple Voting Shares converted to Subordinate Voting Shares during the three months ended March 31, 2021 as a result of a bought deal secondary offering.

There was 82,728,420 Multiple Voting Shares and 55,748,824 Subordinate Voting Shares as at March 31, 2021.

Nuvei Corporation

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2021 and 2020

(in thousands of US dollars, except for per share amounts)

9	Revenue and expenses by nature

	Three months ended March 31,
	2021 $	2020 $
Revenue
Merchant transaction and processing services revenue	147,704	80,600
Other revenue	2,191	2,639

	149,895	83,239

Cost of revenue
Processing cost	27,971	13,456
Cost of goods sold	1,008	1,712

	28,979	15,168

Selling, general and administrative expenses
Commissions	26,573	16,413
Depreciation and amortization	20,998	17,313
Employee compensation	21,023	14,154
Professional fees	6,920	1,793
Share-based payments	4,105	333
Transaction losses	1,819	470
Other	4,618	4,390

	86,056	54,866

10	Net finance costs

	Three months ended March 31,
	2021 $	2020 $
Finance income
Interest on advances to third parties	(859)	(1,346)

Finance costs
Interest on loans and borrowings (excluding lease liabilities)	3,170	15,481
Change in redemption amount of liability-classified Class A common shares	—	10,631
Change in redemption amount of subsidiary’s preferred shares	—	1,005
Interest on unsecured debentures	—	4,110
Interest expense on lease liabilities	106	30
Other interest expense	39	2

	3,315	31,259

Net finance costs	2,456	29,913

Nuvei Corporation

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2021 and 2020

(in thousands of US dollars, except for per share amounts)

11	Net income (loss) per share

Previous to the Initial Public Offering (“IPO”) on September 22, 2020, the Company had three categories of potential dilutive securities: convertible liability-classified shares, unsecured convertible debentures due to shareholders and stock options. Since the IPO, stock options and Performance Share Units (“PSUs”) are considered to be potentially dilutive.

Diluted net income (loss) per share excludes all dilutive potential shares if their effect is anti-dilutive. For the three months ended March 31, 2021, anti-dilutive stock options were excluded from the calculation of diluted net income per share. As a result of net loss incurred for the three months ended March 31, 2020, the potential dilutive securities have been excluded from the calculation of diluted loss per share because including them would be anti-dilutive.

	Three months ended March 31,
	2021 $	2020 $
Net income (loss) attributable to common shareholders of the Company (basic and diluted)	26,814	(62,593)
Weighted average number of common shares outstanding – basic*	138,201,970	84,604,769
Effect of dilutive securities	4,539,342	—
Weighted average number of common shares outstanding – diluted*	142,741,312	84,604,769
Net income (loss) per share attributable to common shareholders of the Company (basic)	0.19	(0.74)
Net income (loss) per share attributable to common shareholders of the Company (diluted)	0.19	(0.74)

*

The weighted average number of common shares outstanding previous to the IPO has been adjusted to take into consideration the Reorganization described in Note 17 of the annual consolidated financial statements.

12	Related party transactions

Transactions with key management personnel

Key management personnel compensation comprises the following:

	Three months ended March 31,
	2021 $	2020 $
Salaries and short-term employee benefits	1,367	1,040
Share-based payments	1,451	225

	2,818	1,265

Nuvei Corporation

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2021 and 2020

(in thousands of US dollars, except for per share amounts)

Other related party transactions

		Transaction value
		Three months ended March 31,
		2021 $	2020 $
Expenses – Travel	(i)	—	479
Unsecured convertible debentures due to shareholders	(ii)	—	4,110

		—	4,589

(i)	In the normal course of operations, the Company receives services from a company owned by a shareholder of the Company. The services received consist of travel services.
(ii)

In August 2019, unsecured convertible debentures were issued by the Company to certain shareholders. As part of the IPO in September 2020, an amount of $30,180 in principal amount and accrued interest on the unsecured convertible debentures was converted into Class A common shares of the Company, and the remaining balance was repaid with the cash proceeds of the IPO.

13	Determination of fair values

Certain of the Company’s accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes using the following methods.

Financial assets and financial liabilities

In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.

•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3: defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

The Company has determined that the carrying amounts of its current financial assets and financial liabilities approximate their fair value given the short-term nature of these instruments.

The fair value of the variable interest rate non-current liabilities approximates the carrying amount as the liabilities bear interest at a rate that varies according to the market rate.

Nuvei Corporation

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2021 and 2020

(in thousands of US dollars, except for per share amounts)

As at March 31, 2021 and December 31, 2020, financial instruments measured at fair value in the condensed interim consolidated statements of financial position were as follows:

	Note	Fair value hierarchy	March 31, 2021 $	December 31, 2020 $
Advances to a third party independent sales organization	6	Level 3	44,759	46,680
Loan Payment Pro (“LPP”) put option liability		Level 3	1,036	1,036
Investments		Level 3	1,148	1,148
Investments		Level 1	1,058	1,093
Base contingent consideration	4	Level 3	7,004	—

The following table presents the changes in level 3 items for the period ended March 31, 2021:

	Advances to a third party independent sales organization	LPP put option liability	Investments	Base contingent consideration
	$	$	$	$
Balance at January 1, 2021	46,680	1,036	1,148	—
Business combination	—	—	—	7,004
Merchant residuals received, net of interest on advances to third parties	(1,921)	—	—	—

Balance at March 31, 2021	44,759	1,036	1,148	7,004

Below are the assumptions and valuation methods used in the level 3 fair value measurements:

•

the fair value of the advances to a third party independent sales organization was determined by calculating the present value of the future estimated cash flows over the term of the agreements. There has been no change to the assumptions used as at December 31, 2020.

•

the fair value assumptions for the LPP put option liability is determined using the Black-Scholes method; the main assumption is the fair value of the units in LPP which is determined to be $9,846 as at March 31, 2021; and

•	the fair value of Base contingent consideration is determined using the calculation in the purchase agreement. The main assumption is the forecast of expected future cashflows.

Nuvei Corporation

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2021 and 2020

(in thousands of US dollars, except for per share amounts)

14	Share-based payment arrangements

The Omnibus Incentive Plan permits the Board of Directors to grant awards of options, Restricted Share Units, PSUs and Deferred Share Units (“DSUs”) to eligible participants.

During the three months ended March 31, 2021, the Company awarded 1,346 DSUs and 141,122 PSUs. PSUs will be settled by the issuance of shares at the exercise date. The rights to these units will vest upon meeting the related performance criteria.

The table below summarizes the changes in the outstanding stock options for the three months ended March 31, 2021:

	Number of options	Weighted average exercise price $
Outstanding, beginning of period	6,970,505	16.59
Forfeited	(94,346)	26.00
Granted	214,286	57.50
Exercised	(304,799)	3.87

Outstanding, end of period	6,785,646	18.33

Options exercisable, end of period	2,899,273	4.02

The weighted average grant date fair value of the stock options issued during the three months ended March 31, 2021 was $14.36. Fair value was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Share price	$57.50
Exercise price	$57.50
Risk-free interest rate	0.82%
Expected volatility	32.5%
Dividend yield	—
Expected term	3.5 years

Nuvei Corporation

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2021 and 2020

(in thousands of US dollars, except for per share amounts)

15	Supplementary cash flow disclosure

	Three months ended March 31,
	2021 $	2020 $
Changes in non-cash working capital items:
Trade and other receivables	(2,010)	(945)
Inventory	(30)	178
Prepaid expenses	(446)	(752)
Contract assets	(364)	(664)
Trade and other payables	(323)	(7,572)
Other current and non-current liabilities	(25)	(5,876)

	(3,198)	(15,631)

16	Contingencies

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. Management does not expect that the resolution of those matters, either individually or in the aggregate, will have a material effect upon the Company’s condensed interim consolidated financial statements.

17	Subsequent events

On April 16, 2021, the Company announced it had entered into a definitive agreement to acquire Mazooma Technical Services Inc., a leading account-to-account payments provider to the U.S. online gaming and sports betting market, for approximately $56,000 plus additional consideration subject to the achievement of specific performance criteria of up to a total maximum consideration of approximately $315,000. Approximately 24% of the consideration is expected to be paid via the issuance of Subordinate Voting Shares with the remainder to be paid in cash. The transaction is subject to the prior approval of the TSX as well as customary closing conditions.

On May 6, 2021, the Company announced it had entered into a definitive agreement to acquire SimplexCC Ltd., a payment solution provider to the cryptocurrency industry, for approximately $250,000 to be paid in cash. The transaction is subject to customary closing conditions, including regulator approval.